NEW WORLD BRANDS, INC.
                                2019 SW 20 Street
                                    Suite 109
                         Fort Lauderdale, Florida 33315
                            Telephone (954) 713-0222
                               Fax (954) 713-0354


March 14, 2005


Mr. George F. Obsiek, Jr.
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:      Form 10-KSB for the fiscal year ended May 31, 2004
         File Date: August 30, 2004
         File No. 033-91432
         Forms 10-QSB for the periods ended August 31 and November 30, 2004

Dear Mr. Obsiek:

In response to your letter dated February 7, 2005, please note the following responses:

General

1. Simultaneously with this letter, New World Brands, Inc. (the "Company") is filing an amendment to its Annual Report on Form 10-KSB incorporating the requests for additional disclosure or revisions. Moreover, the Company will ensure that all future filings incorporate such requests.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 9

2. The Company has modified its results of operations to incorporate the requested disclosures and revisions.

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Mr. George F. Osbiek, Jr.
March 14, 2005
Page 2 of 6


3. The Company has included in MD&A a discussion of the nature of the consulting fees.

Liquidity and Capital Resources, page 9

4. The Company has modified its discussion of liquidity and capital resources to include information regarding historical sources and uses of cash.

5. The Company has added language regarding expected cash requirements over the next year.

Item 8.  Controls and Procedures, Page 12

6.       The Company has added language relating to its Item 8A disclosures.

Item 7.  Financial Statements

General

7. In response to your question, Mahoney Cohen & Company, CPA, P.C. has responded under separate cover.

Report of Independent Certified Public Accountants, page F-2

8. The Report of Independent Public Accountants by Wiss & Company, LLP has been modified to confirm that such opinion includes the results of operations and cash flows.

Notes to Consolidated Financial Statements

Note B - Summary of Significant Accounting Policies, page F-7

9. On January 26, 2004, the Company's wholly owned subsidiary, International Importers, Inc., entered into a three-year agreement with Gerald Kay granting to Mr. Kay the exclusive rights to market and sell Xtreme Delight cocktails in the Country of Honduras in consideration for a fee of $105,000. The Company is amortizing this revenue over the three-year term of the agreement.

Note D - Common Stock, page F-10

10. Effective May 17, 2004, the Company consummated the sale of 17,000,000 shares of its common stock and warrants to purchase 2,250,000 shares of its common stock in consideration for $1,700,000 in the aggregate. The warrants are exercisable at a price of $.50 per share commencing May 19, 2004 and through

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Mr. George F. Osbiek, Jr.
March 14, 2005
Page 3 of 6


         May 19, 2009. The warrants do not include any registration rights; as a result, the shares of common stock issuable upon exercise of the warrants may only be sold in a transaction exempt from registration. The Company has allocated $1,700,000 to the shares of common stock and $0 to the warrants. Thus, the Company has not recorded an expense in connection with the sale of the securities.

         Management believes this allocation is appropriate for a number of different reasons.

         At the time the Company negotiated this transaction, it was in desperate need of capital and had no alternate sources of funding. As the Company's Form 10-QSB for the quarter ended February 29, 2004 reflects, the Company had negative cash flow from operations and only limited cash flow from financing activities. At the time the Company negotiated the transaction with the investors, it still had negative cash flow from operations and no other financing options available to it. The Company was in an extremely precarious financial situation and there were serious doubts about the Company's ability to continue as a going concern; thus, there was doubt as to any future ability to recoup the investors' investment. There continue to be serious doubts about the Company's ability to continue as a going concern and the investors' ability to recoup their investment.

         The transactions giving rise to the sale of the securities were arms length transactions negotiated with thirteen outside parties. Dr. Passen, who was one of the investors, subsequently became Chairman of the Board; however, prior to the transaction, he was not affiliated in any way with the Company. He was simply an investor who negotiated a transaction with the Company and its advisors.

         Moreover, despite the fact that shares of the Company's common stock were trading at $.50 per share, the price at which the securities were sold is reflective of the fair market value of the securities issued to the investors, particularly in light of the limited marketability of the securities and limitations on re-sale. In the ten months since the securities were sold, the Company's common stock closed above $.50 per share on only thirteen occasions. The Company's common stock has typically traded around $.30 per share. The investors purchased the securities in a private transaction; thus, the securities are not publicly traded and there were and continue to be significant restrictions on their ability to sell the securities, especially for these investors because they purchased enough securities to be deemed "affiliates" of the Company. The investors did not receive registration rights, in connection with their purchase. Thus, even to the extent that they were exercised, there are significant limitations on the ability to sell the shares, including those arising from the holders' affiliate status.

         Finally, please note that the Company did obtain a fairness opinion from Caymus Partners LLC, a financial advisor, who opined that the transaction was fair to the shareholders of the Company from a financial point of view.

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Mr. George F. Osbiek, Jr.
March 14, 2005
Page 4 of 6


         For these reasons, the Company believes that the values placed on the securities are correct and that no expense should be taken with respect to these transactions.

11. The common stock in question was issued for consulting services. As such, the Company has reflected this expense in consulting services not selling, general and administrative expenses.

Note E - Intangible Assets, page F-13

12. With respect to the classification of the Xtreme Delight intangible as having an indefinite useful life, please note that the product has not as yet been fully launched so that normal lifestyle management and determination have not commenced. Historically, they are still in the original state. Various spirit products generally have an indefinite useful life as, once accepted, brand loyalty carries on over the years. There may be peaks and valleys but as "brands" they continue to sell and have definite value. Properly managed and supported they can carry on indefinitely as numerous products have proven. Seagram's Ready to Drink products have been on the market for over twenty years and continue to enjoy robust support.

         This intangible will contribute directly or indirectly to future cash flow into the indefinite future. The Company plans for success not failure but until the product is fully launched it is not possible to provide empirical evidence as to future cash flow. Suffice is to say that the products created are unique and are intended to establish niche products in a highly competitive area of the marketplace. As such, they will not compete head to head with identical products and will, therefore, not require the same kind of large financial support to establish their presence in the marketplace. They were also intended to provide the Company with a broader market base than they enjoyed at that time which until then had been limited to an imported Mexican wine.

         We do not believe that consumer habits, typical product life styles, competitive and other economic factors limit the useful life of this intangible. All of these factors may limit the level of sales of these products but not necessarily the useful life. Different spirit products i.e. gin, vodka, rye fall in and out of favor. They remain in the marketplace and enjoy greater or lesser sales in any given year depending on any number of factors including those indicated. These affect the volume of sales generally but not the useful life span. Properly supported, a good product will continue to enjoy sustainable life for decades, albeit at different levels of sales.

         Finally, the Xtreme Delight products are unique and of exceptional quality. The cocktails utilize unique ingredients and are created using original recipes. They are not malt-based like other ready-to-drink cocktails. Moreover, the flavors are

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Mr. George F. Osbiek, Jr.
March 14, 2005
Page 5 of 6


         unique to the Company. The products have a longer shelf life than similar products, e.g. 18 months versus 12 to 18 months. Finally, the packing is a custom designed cocktail package as opposed to traditional beer style bottles used by competitors.

13. The subject intangible assets were examined by management at the end of 2003 and 2004 and determined to have their original value. This was established by examination of the category sales in the marketplace for the relevant years and the emergence of any products that might be deemed to be competing. In the opinion of management, these products underlying the intangible assets retained the same potential as at year-end 2004 as originally anticipated. Owing to limited funds available for marketing, it was decided to include the same as part of the 2005 marketing campaign together with the full complement of other wine and spirit products that would be available in the Company's portfolio. The potential for these assets remains the same in the opinion of management and, accordingly, there was no reason to reduce the value from that originally established. For your information, following is how the revised disclosure reads:

         In May 2003, the Company acquired the formulas and packaging for "Xtreme Delight" ready to drink cocktails. This intangible asset is subject to annual impairment testing. Management believes that the Company's brand of ready to drink cocktails remains as viable and competitive today as when originally conceived, primarily because the brand addresses an area of the marketplace that still requires servicing. The continued value of this brand is confirmed by the January 2004 agreement to market the products in Honduras.

         As indicated, the products were not fully launched due to cash flow limitations and operating losses which were not a result of the product but rather the cause of their not being properly launched. With the new infusion of capital and addition of personnel, management intends to launch the products. Thereafter, as now, the Company will continue to regularly evaluate its long-lived and intangible assets for impairment.


FORM 10-QSB FOR THE PERIOD ENDED AUGUST 31, 2004
FORM 10-QSB FOR THE PERIOD ENDED NOVEMBER 30, 2004
Note B - Going Concern, page 7

14. In future filings, we will update the discussion of our plans to remain viable and shall include our plans for at least 12 months following the date of the financial statements.

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Mr. George F. Osbiek, Jr.
March 14, 2005
Page 6 of 6


Exhibit 31 - Section 302 Certification

15. We will separately file amendments to our first and second quarter fiscal 2005 Forms 10-QSB to provide a separate certification for each principal executive officer and principal financial officer.

We trust the foregoing and the Form 10-KSB/A are fully responsive to each of the issues raised in your letter dated February 7, 2005. However, should you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Sincerely yours,

/s/ Costas Ataliotis

Costas Ataliotis, Chief Executive Officer